

November 19, 2009

Mr. Jeffrey M. Gorden
Chief Financial Officer and Treasurer
BAB, Inc.
500 Lake Cook Road, Suite 475
Deerfield, IL 60015

> **Re: BAB, Inc.**
> **Form 10-KSB for the Fiscal Year Ended November 30, 2008**
> **Filed February 20, 2009**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2009**
> **Filed July 9, 2009**
> **Response Letter Dated October 5, 2009**
> **File No. 000-31555**

Dear Mr. Gorden:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2008

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 21

1. We read your responses to prior comments 1, 2 and 4, and also noted in the opening of your response letter that you intend to expand your disclosures in all future Form 10-K filings, relating to the matters addressed in each of your responses to these comments. Please provide us with the corresponding draft disclosures you propose to include in your future filings.

Controls and Procedures, page 32

Management's Annual Report on Internal Control over Financial Reporting, page 32

2.   We read your response to prior comment 6, and your proposed disclosure
        revisions to be included in an amendment of your fiscal 2008 Form 10-K. Please
        amend your filing to fully and accurately comply with the disclosure requirements
        of Item 307 of Regulation S-B.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Donald F. Delaney, at (202) 551-3863, if you have questions
regarding comments on the financial statements and related matters. Please contact me,
at (202) 551-3461, with any other questions.

                                              Sincerely,

                                              Christopher J. White
                                              Branch Chief